SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: Uber Technologies Inc.

NAME OF PERSON RELYING ON EXEMPTION: International Brotherhood of Teamsters ADDRESS OF PERSON RELYING ON EXEMPTION: 25 Louisiana Avenue, N.W., Washington, D.C.   20001

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

_____________________________________________________________________________________________________________________________________________________________________

This proposal asks Uber to prepare an annual report on its lobbying activities – an urgent request given Uber’s efforts to exploit loopholes in existing regulation and the vulnerability of this strategy to legislative, regulatory or court challenges. The report is to include direct or indirect lobbying or grassroots lobbying communications, in each case including the amount of the payment and recipient. The proposal also seeks disclosure of Uber’s membership in and payments to any tax-exempt organization that writes and endorses model legislation.

Why lobbying disclosure is so singularly important at Uber

Notwithstanding Uber’s insistence that it already provides a “high level of transparency and accountability” around its lobbying activities and expenditures, the company fails to provide afullaccountingofitslobbyingactivities. Foracompany whosebusinessmodelis frequently described as a form of “regulatoryarbitrage” – one that exploits existing gaps in employment laws and taxi regulation – this is deeply concerning. For one, transparency is vital to understanding how Uber is navigating the acute reputational risks that come with lobbying around matters as emotive as wage theft and workers’ rights. Looking more broadly, we would also note that the attack on the U.S. Capitol and the “Big Lie” challenging the validity of the election results, has revealed an entirely new level of reputational risk for corporate lobbying (and political) expenditures, particularly to third-party groups; without full and

This is NOT a solicitation to vote your proxies. Please DO NOT send us your proxy as it will not be voted complete disclosure, it is difficult for investors to gauge the company’s exposure to political extremism.1

Butperhapsmost crucially,disclosure iskeyto anyevaluationofthelong-termsustainability ofabusinessmodelbuiltaroundtheheavyandcontroversialuseofindependent contractors. Just last month, we note that Uber reclassified 70,000 drivers in the United Kingdom as “workers” entitled to a minimum wage and other employment benefits after the country’s Supreme Court ruled that Uber’s drivers were not independent contractors. Uber faces similar challenges to its operating model across Europe. Meanwhile, in the U.S., Uber, togetherwithLyft,DoorDash,Instacart,and Postmates,spentover$200millioncampaigning forProposition 22, a 2020California ballot initiative to overturn a new state law to reclassify Uber’s drivers as employees. Following passage of the controversial measure, Uber announced plans to expand its campaign to other states, with Uber CEO Dara Khosrowsha declaring that “Going forward, you’ll see us more loudly advocating for …. laws like Prop 22,” … “We want to have a dialogue with governments [in] other states.” In short, outside of the ‘gig economy,’ it is difficult to conceive of another company whose lobbing activities are as controversial and as intricately entangled in questions over the sustainabilityof the business model, as Uber. This demands complete, not cherry picked, disclosure.

How Uber’s current disclosures fall short

First, for a company that the New York Times describes as having “deployed armies of … lobbyists around the world to fight attempts to reclassify drivers,” it is troubling that Uber fails to offer shareholders full disclosure of its international lobbying activities. Neither does Uber disclose its federal lobbying on a routine, consolidated basis to shareholders, as requested; rather Uber points shareholders to statutory filings to source this information. Third, Uber refuses to provide shareholders with a detailed breakdown of lobbying on a state-by-state basis2 – a huge blind spot given that the limited publicly available information indicates Uber used nearly 300 registered lobbyists in 45 states in 2019, and trumpets plans to push Proposition 22-like laws across the country. Instead, shareholders must work their way through dozens ofstate-level disclosures. And evenif onewere to undertake the“nearly impossible”3 task of reviewing all state disclosure documents, the limited reporting requirements in many states would not provide investors with a complete picture of how

1For example, The Rule of Law Defense Fund is a social welfare group that helped organize the protest before the insurrection and is an arm of the Republican Attorneys General Association (RAGA). Uber is reported giving RAGA $150,500 in contributions in 2019-2020; concerningly, shareholders have no way to know if Uber also made direct contributions to the Rule of Law Defense Fund, because Uber fails to provide disclosure of its contributions to social welfare groups.

2 In its opposition statement, Uber reports that it spent $5.0 million at the U.S. state and local levels in 2020 but does not break this out by state.

3 https://www.reuters.com/article/us-wal-mart-stores-disclosure-lobbying-e/exclusive-wal-mart-improves-lobbying-disclosure-after-shareholder-push-idUSKBN0NY0AH20150513.

This is NOT a solicitation to vote your proxies. Please DO NOT send us your proxy as it will not be voted much Uber is spending, on what bills, or more generally the extent to which Uber’s business model rests on favorable legislative policy judgments.

Equally significant is the company’s decision not to disclose the costs of its indirect lobbying through third-party organizations, such as trade associations,4 501(c)(4) social welfare groups (so-called “Dark Money”), and other forms of grass-roots advocacy -- forms of lobbying that are increasingly significant with the so-called gig economy.5 More troubling: modern ‘influence campaigns’ can bypass federal lobbying disclosure requirements,6 even though the sums involved can exceed that of formal lobbying, and it is worth noting here that Uber has drawn intense scrutiny for lobbying passengers and drivers through its app-platform and orchestrating so-called ‘Astroturf campaigns.’7

Full disclosure of lobbying activities crucial

It may be tempting to view Uber’s current disclosures as a good-faith effort to address concerns over the transparency of its lobbying activities; but this would be a mistake. Uber’s lobbying is not only substantial, geographically extensive and highly innovative, but is profoundly controversial and raises critical questions over the sustainability of the company’s business model. Just as you would not tolerate a company that agrees to only partially disclose its liabilities, so you should not accept Uber’s refusal to provide

4 Uber’s political engagement disclosure on its website currently lists only two trade association memberships -Business Travel Coalition and TechNet-- with dues paid of between $76,000 and $100,000 in the period from July 1, 2020 to December 31, 2020, but does not disclose what, if any, of its dues were used for political or lobbying purposes. Uber also fails to disclose its activities or membership in multiple other trade associations, including the Internet Association, which spent $1.5m on lobbying for 2020, or the Computer and Communications Industry Association, the Silicon Valley Tax Directors Group and the Mobile Marketing Association.

5 For instance, Uber and its trade associations also support the Competitive Enterprise Institute (CEI), a 501(c)(4) social welfare group, which has written numerous blogs favorable to Uber. In one from October 2020, CEI claimed up to 75% of Uber drivers would lose work if they were classified as employees. At a more-local level, Uber is listed as a member of the recently established “New Jersey Coalition for Independent Work,” which describes itself as a coalition of community, faith-based, business organizations and leading app-based platforms “committed to protecting the independence and flexibility of app-based workers.” 6 According to a 2019 investigation by The Intercept, trade associations and social welfare groups spent $535 million on lobbying in 2017 and as much as another $675 million on unregulated efforts to influence public policy. (https://theintercept.com/2019/08/06/business-group-spending-on-lobbying-in-washington-is-at-least-double-whats-publicly-reported/). Modern forms of influencing outside of traditional lobbying disclosure include strategic consulting, broadcast advertising, media relations, social media posts, and polling — or even the financing of so-called “AstroTurf campaigns” or faux grassroots movements.

7“You Can’t Escape Uber’s Lobbying: Just being a customer now makes people a target for inescapable corporate advocacy” The New York Times, Oct. 20, 2020. Also see “Opinion: The Uber-ization of Activism,” Aug. 6, 2015, The New York Times; “Uber's Unethical Astro-Turfing: A Sign of Things to Come?” Aug. 12, 2015, The Triple Pundit.

This is NOT a solicitation to vote your proxies. Please DO NOT send us your proxy as it will not be voted shareholders with a complete picture of the ways it is spending vast sums to prop up its controversial business model. For these reasons, we urge you to support Item 5.

For more information, please contact Louis Malizia at: lmalizia@teamster.org.

Ken Hall
General Secretary-Treasurer

KH/lm

This is NOT a solicitation to vote your proxies. Please DO NOT send us your proxy as it will not be voted

4